TSX.V: ELN OTCBB: ELNOF Frankfurt: E7Q

 El Nino Ventures Inc. update on their drill program in the Democratic Republic of Congo (DRC)

o Over 5,000 meters drilled to date o Drill results expected beginning of December o Presently negotiating acquisition of new research permits.

November 13th , 2007, Vancouver, BC – El Niño Ventures Inc. (“El Niño”) (TSX.V: ELN; OTCBB: ELNOF; Frankfurt: E7Q) is pleased to announce that more than 5,000 meters of reverse circulation drilling, has been completed to date and with the favorable weather conditions the company should be able to achieve its objective of 7,000 meters over the next three weeks. The initial results from the drilling are expected in early December. The drilling is being carried on the company’s properties located 60 kilometers from Lubumbashi in the DRC.

Jean Luc Roy, President of El Nino states: “I am very pleased to announce that we should meet our objective of completing 7,000 meters and I look forward to sharing the results of our campaign with our shareholders in December. I would also like to point out that it is our understanding that our Research Permits are not under review by the Commission mandated by the Government of the Democratic Republic of Congo. We are also pursuing several opportunities to increase our land position in the DRC Copperbelt”

About El Niño Ventures Inc.

El Niño Ventures is a junior exploration company, whose corporate objective is to revisit former mining regions and apply the latest technologies to advanced stage exploration targets.  El Niño has acquired a 70% interest in over 350 square kilometers in the world renowned copper belt in the Democratic Republic of Congo. In addition to our copper project in the Congo, El Niño is currently in the middle of a 25,000 meter drill program on the Bathurst Mining Camp via an option/ joint venture agreement with Xstrata Zinc.

On Behalf of the Board of Directors Jean Luc Roy, President and COO	Further information: Tel: + 1.604.685.1870 Toll Free: 1.800.667.1870 Fax: +1.604.685.8045 Email: info@elninooventures.com Or visit: www.elninooventures.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release         CUSIP# 28335E-10-6

This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities & Exchange Commission. This email should not be construed as an offer to buy or sell securities of this company.